Exhibit 4.9
CONFIDENTIAL
OPTIONS EXERCISE AGREEMENT
     This OPTIONS EXERCISE AGREEMENT (this “Agreement”), dated as of August 12, 2010 (the “Exercise Date”), among Telstra International Holdings Limited, a Bermuda company (“Telstra”), SouFun Holdings Limited, a Cayman Islands company (the “Company”), and Mr. Vincent Tianquan Mo, a natural person and the Executive Chairman of the Company (“Mr. Mo”).
RECITALS
     WHEREAS, Telstra owns (i) 40,726,162 ordinary shares, par value HK$1.00 per share, of the Company (“Ordinary Shares”), and (ii) options, exercisable for 41,250 Ordinary Shares (the “Options”), pursuant to the Company’s Stock Option Incentive Plan (the “Plan”);
     WHEREAS, the Plan was approved by the shareholders of the Company pursuant to a resolution passed on September 1, 1999 and by the board of directors of the Company during a meeting held on April 22, 2010;
     WHEREAS, the Options are fully vested and exercisable by Telstra at an exercise price of US$5.00 per Option (the “Exercise Price”);
     WHEREAS, in connection with a potential initial public offering of American depositary shares of the Company (the “IPO”) and /or a potential private sale of Ordinary Shares to certain investors (the “Private Sale”), Telstra contemplates selling up to 40,747,044 Ordinary Shares;
     WHEREAS, in advance of the IPO and the Private Sale, Telstra desires to exercise a portion of its Options (the “Exercise Options”) in exchange for 20,882 Ordinary Shares;
     WHEREAS, the Company desires to repurchase from Telstra, and Telstra desires to sell to the Company, the remaining Options (the “Sale Options”) on the terms set forth below; and
     WHEREAS, the Company and Telstra have proposed that the purchase price payable to Telstra for the Sale Options shall be applied by the Company in full satisfaction of the aggregate exercise price payable in respect of the Exercise Options.
     NOW, THEREFORE, in consideration of the premises and of the representations, warranties, conditions, covenants and agreements contained herein, the parties hereto hereby agree as follows:
ARTICLE 1. EXERCISE OF OPTIONS
     (a) On the Exercise Date, the Company shall, and Mr. Mo shall procure the Company to, repurchase from Telstra the Sale Options for a purchase price equal to the product of (i) the Exercise Price and (ii) 20,882, or US$104,410.00 (the “Aggregate Repurchase Price”).
     (b) On the Exercise Date, Telstra shall, by its execution of this Agreement, be deemed to have exercised the Exercise Options in accordance with the terms of the Plan.
     (c) The Company shall, and Mr. Mo shall procure the Company to, apply the Aggregate Repurchase Price due to Telstra under Article 1(a) above against the aggregate exercise price payable by Telstra to the Company in connection with the exercise of Exercise Options described in Article 1(b) above in full satisfaction of the exercise price payable in respect of the Exercise Options; it being understood, that, as a result of such application, no additional consideration is necessary to be exchanged between the Company and Telstra, or any other person, in connection with any of the transactions contemplated by this Article 1.
     (d) Within two Business Days of the Exercise Date, the Company shall, and the Mr. Mo shall procure the Company to, deliver to Telstra a certified copy of the Company’s register of members, indicating that Telstra is the holder of an additional 20,882 Ordinary Shares, or 40,747,044 Ordinary Shares in the aggregate. “Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the People’s Republic of China generally are authorized or required by law or other governmental actions to close.
     (e) Upon receipt by Telstra of the certified copy of the Company’s register of members described in Article 1(d) above, the aggregate exercise price for the exercise of the Exercise Options shall be deemed to have been paid in full; the Aggregate Repurchase Price shall be deemed to have been paid in full, and Telstra shall be deemed to have exercised the Exercise Options and sold the Sale Options to the Company.
     (f) Mr. Mo acknowledges and agrees that the Aggregate Repurchase Price shall be sufficient consideration for the exercise by Telstra of the Exercise Options.
     (g) The Company and Mr. Mo shall, and Mr. Mo shall procure the Company to, take any and all actions (corporate or otherwise) necessary or desirable to effect the transactions contemplated by this Article 1.
ARTICLE 2. REPRESENTATIONS AND WARRANTIES
     Each party hereto hereby represents and warrants to the other party that it has full legal right and requisite power and authority (corporate or otherwise) and has taken all actions necessary in order to execute, deliver and perform fully its obligations under this Agreement. When executed and delivered by the parties hereto, this Agreement shall constitute a valid and binding agreement of such party, enforceable against such party in accordance with its terms.
ARTICLE 3. MISCELLANEOUS
     (a) This Agreement shall be construed in accordance with the laws of the State of New York.
     (b) Any dispute, controversy or claim between the parties arising out of or relating to or concerning this Agreement shall be finally settled by arbitration in Hong Kong in accordance with the rules of the International Court of Arbitration of the International Chamber of Commerce.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized representatives as of the date first above written.

SOUFUN HOLDINGS LIMITED
By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman

TELSTRA INTERNATIONAL HOLDINGS LIMITED
By:	/s/ Michael Sheehy
	Name:	Michael Sheehy
	Title:	M & A Counsel

VINCENT TIANQUAN MO
/s/ Vincent Tianquan Mo
Vincent Tianquan Mo